SCHEDULE A

Directors and Executive Officers of HUB Cyber Security Ltd.

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of HUB are set forth below. The business address of each person is c/o HUB Cyber Security Ltd., 30 Hacharoshet Street, Or Yehuda, Israel.

Name	Position; Present Principal Occupation	Citizenship
Renah Persofsky	Director (Active Chairperson of the Board of Directors of HUB)	Canada
Uzi Moskovich	Director	Israel
Shlomo Bibas	Director	Israel
Ilan Flato	Director	Israel
Vineet Malhotra	Director; Chief Executive Officer and Co-Founder of Monie Payments Corp.	Canada
Limor Zur-Stoller	Chief Financial Officer of HUB	Israel
Tuvia Grossman	General Counsel and Chief Legal Officer of HUB	Israel